Filed Pursuant to Rule 433 under the Securities Act
Registration Statement no. 333-213558
Issuer Free Writing Prospectus dated January 31, 2017
NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody's / S&P /Fitch)

Principal Amount:	$450,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	January 31, 2017

Settlement Date:	February 7, 2017 (T+5)

Maturity Date:	February 7, 2024

Coupon:	2.950%

Price to Public:	99.805%

Benchmark Treasury:	2.25% due January 31, 2024

Benchmark Treasury Yield:	2.231%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	2.981%

Interest Payment Dates:	Semi-annually on February 7 and August 7, commencing August 7, 2017

Optional Redemption:
The issuer may redeem the bonds at any time, prior to December 7, 2023, in whole or in part, at a "make-whole" redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on December 7, 2023, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after December 7, 2023, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NL5 / US637432NL56

Joint Book-Running Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
SunTrust Robinson Humphrey, Inc.
PNC Capital Markets LLC
Regions Securities LLC

Co-Manager:	ICBC Standard Bank Plc

The following paragraphs have been added to the Preliminary Prospectus Supplement dated January 31, 2017:
"Selling Restrictions
Any underwriter that is not a U.S. registered broker-dealer with the SEC will only make sales of bonds in the United States through one or more SEC-registered broker-dealers in compliance with the applicable U.S. securities laws and regulations and the rules of the Financial Industry Regulatory Authority, Inc.
ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase bonds that are offered or sold in the United States. Notwithstanding anything to the contrary in the underwriting agreement, ICBC Standard Bank shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase bonds that may be offered or sold by other underwriters or joint bookrunners in the United States. ICBC Standard Bank Plc shall offer and sell bonds constituting part of its allotment solely outside the United States."

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from MUFG Securities Americas Inc. by calling toll-free at 1-877-649-6848, RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930 and U.S. Bancorp Investments, Inc. by calling toll-free at 1-877-558-2607.